UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Steven Wedan
Chief Executive Officer
Imricor Medical Systems, Inc.
400 Gateway Blvd.
Burnsville, Minnesota

**Re: Imricor Medical Systems, Inc.
Registration Statement on Form 10-12G
Filed March 18, 2026
File No. 000-56826**

Dear Steven Wedan:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

Item 1. Business
Overview and Company History, page 6

1. We note your disclosure that "[c]urrent standard-of-care ablation procedures rely on X-ray fluoroscopy for basic procedural guidance, which provides limited visualization of cardiac tissue structures, arrhythmogenic substrate, therapy lesions, and potential complications," and that you "believe these limitations contribute to suboptimal, first-time procedural success rates, prolonged procedure times, additional costs, and increased risk of complications." Please provide a basis for your belief regarding the first-time procedural success rates referenced for current x-ray ablation procedures.

Current Stage of Development and Commercialization, page 8

2. Please provide a more detailed overview of your near-term business strategy, including a discussion of your timing for the commencement and/or expansion of sales in the Middle East, including Saudi Arabia and Qatar, and in the United States. We refer to your disclosure that "[you] operate at a pre-profitability stage, with revenue generated

primarily from European sales of capital equipment and consumable devices."

Market Size and Growth, page 9

3. We note that according to S&S Insider Strategy and Stats, the global cardiac ablation market was estimated at approximately $12 billion globally in 2025 with a compound annual growth rate of 12% to 15% projected through 2034, and that according to Precedence Research, the United States represents approximately 40-45% of global market value, Europe represents approximately 30% of global market value, and Asia-Pacific and the rest of the world represent approximately 25-30% of global market value. Please briefly discuss the material assumptions underlying the CAGR of 12%-15% projected through 2034. We also note your disclosure on page 10 that you are initially focused on centers of excellence and radiation-sensitive patients. Please disclose the market for MRI guided cardiac ablation for the markets where you intend to compete in the near-term, and for the indications for which your products and product candidates have been approved, and/or for which you have submitted applications for regulatory approvals. Please also disclose the market size for the two market subsets, centers of excellence and radiation-sensitive patients. For example, disclose the total number of (i) high volume academic medical centers and specialized arrhythmia centers with existing CMR capabilities and (ii) procedures involving patients for which radiation exposure is of particular concern in the markets where you currently compete.

4. We note the disclosure that you are in the early commercial stage of operations in the European Union, the Middle East, and the United States. However, you disclose that the total addressable market for MRI guided cardiac ablation is the overall $12 billion cardiac ablation market, if Imricor’s products are approved for all arrhythmia indications in all geographies. Please revise your disclosure to also address your current addressable market.

Products and Technology, page 10

5. Please revise to clarify, if true, that the use of your products requires that hospitals and clinics establish iCMR labs in which ablation procedures using your products can be performed, and that to establish these labs, you require collaboration with GE Healthcare, Philips and Siemens, the three leading global MRI vendors who provide MRI systems for iCMR labs. We refer to your disclosure on page 57. Please also revise to provide a detail discussion of any material agreements, as applicable, with GE Healthcare, Philips and/or Siemens for (i) the establishment of these iCMR labs, and (ii) for compatibility between your products and their MRI devices. We refer to your disclosure on page 12 that NorthStar is "designed to operate across major MRI platforms, including Siemens and Philips, and shortly GE, providing customers with a wide range of choices for imaging systems when establishing an iCMR lab." We also refer to your disclosure on page 26 that "[yo]ur products must first be integrated with MRI manufacturer systems before hospitals can proceed with iCMR lab installation."

6. We note your disclosure on page 12 that the RF-5000 ablation generator system was designed in collaboration with Osypka GmbH and livetec Ingenieurbüro GmbH, both in Germany, and based on the HAT500 RF ablation generator system, and that "[d]esign transfer from the HAT500 to the Imricor-branded RF-5000 is ongoing in

2026." Please revise to discuss the commercial terms of your collaboration with Osypka and Livetec, and briefly discuss the design transfer from HAT500 to the RF-5000, including the implications of that design transfer on regulatory approvals for the Advantage-MR system and NorthStar.

Clinical Development Programs, page 14

7. We note the reference to the VISABLE-AFL and VISABL-VT trials. Please revise to disclose when enrollment for each of these trials commenced and when enrollment is expected to close. We refer to your disclosure on page 15 regarding VISABLE-AFL that you "anticipate completing enrollment in the VISABL-AFL trial in the second quarter of 2026, with data analysis and FDA submission targeted for the middle of 2026". Please also disclose the expected timing of the trials, advise on any selection criteria for patients, and note whether any third-parties are sponsoring the trials.

8. We note your disclosure on page 15 that the "VISABL-VT trial has achieved several world-first milestones demonstrating the clinical feasibility and safety of MRI-guided ablation for complex ventricular arrhythmias," and that milestones include a "[f]irst in-human MRI-guided ablation in patient with an ICD (October 2025), demonstrating the safe and effective utilization of MRI-guidance for ablation procedures in high-risk patients with an active implantable cardiac device". Please advise whether results are available from the VISIBL-VT trial, and if so, revise to provide a detailed discussion of the results including any adverse events or results and p-values, as applicable. Please also clarify the location where the milestones referenced on page 15 were conducted, including the number of patients involved and the party sponsoring the milestones. If the VISIBL-VT trial has yet to conclude, please advise on how you concluded that the trial has already demonstrated clinical feasibility and safety of MRI-guided ablation for complex ventricular arrhythmias. We remind the company that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial endpoints and objective data resulting from trials or studies without concluding efficacy.

9. Please explain how the NavTrac-MR Transseptal Needle is evaluated in the VISABL-VT trial in Europe to also support ME and U.S. approvals/clearances.

Intellectual Property, page 16

10. Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, jurisdiction, and expected expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use. We refer to your disclosure on page 48 that "[yo]ur patent portfolio comprises of 21 issued U.S. patents, 71 corresponding granted foreign patents, and 10 pending applications in national phase or published."

11. Please revise to discuss the commercial terms of your patent license agreement with Koninklijke Philips and your intellectual property license agreement with livetec Ingenieurbüro GmbH.

Regulatory Environment and Strategy, page 16

12. Please provide a more thorough overview of your regulatory approvals and submissions to date in each of the commercial markets where you intend to offer your products in the near-term, for each of the products discussed starting on page 11. For example, for each of your products and product candidates, please disclose: (i) whether they have received regulatory approval from the EU MDR, the FDA, and/or any applicable regulatory authority, and if so, please disclose the date of the approval and the pathway and classification for approval, and the indication for which each product has been approved; and (ii) for product candidates that have yet to receive any regulatory approvals, please disclose the date you submitted an application for the applicable regulatory approval, the pathway and classification that you are seeking for approval, and the expected timing for the approval. Consider providing these disclosures in tabular format for ease of reference.

Middle East Regulatory Framework, page 17

13. Please revise to further discuss your distribution agreements with East Agency WLL in Qatar and Al Faisaliah Medical Systems in Saudi Arabia, including the commercial terms of the agreements. Please also file the agreements as exhibits to your registration statement.

Marketing Strategy, page 18

14. We note your reference to real-world outcomes "demonstrating safety, efficacy, and procedural efficiency in clinical practice." Please disclose these real-world outcomes studies. We remind the company that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators.

Customer Base and Market Segments, page 19

15. Please revise to provide a more fulsome discussion of how you generate revenue through sales to hospitals, medical centers and specialized arrhythmia centers directly and through your distribution agreements. In particular, please advise whether you expect to generate recurring revenue from customers and through the sale of single-use components. We refer to your disclosures on page 59 regarding product revenue and service revenue. We also refer to your disclosure on page 29 that "[you] recognized an aggregate of approximately 79% of [y]our revenue from 2 customers for the year ended December 31, 2025 and approximately 67% of [y]our revenue from 4 customers for the year ended December 31, 2024." Please advise whether you have entered into any material agreements with these customers or whether the sale of your products is handled through purchase orders.

Reimbursement Strategy, page 19

16. Please revise to briefly discuss current discussions with national payers and healthcare systems regarding specific reimbursement rates and coverage policies in Europe and the United States. Please also advise whether you have entered into any discussions with private insurers in the United States regarding coverage for your products.

Imricor's Market Position and Differentiation, page 21

17. We note the disclosure that Imricor is the "only company with commercial, regulatory-cleared MRI-compatible ablation systems enabling periprocedural soft-tissue imaging, lesion visualization, and entirely radiation-free procedures" and that "[i]n clinical studies, this has led to significantly shorter procedure times for the treatment of typical atrial flutter." Please revise to disclose the studies that you reference here and explain how your products result in significantly shorter procedure times for the treatment of typical atrial flutter.

Our Amended and Restated Bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 56

18. Please revise to clarify that the exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act, the Securities Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. We refer to your disclosure on page 105. Please also disclose that the exclusive forum provision will result in increased costs for investors to file lawsuits against the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 57

19. We note certain trends impacted revenue over the past year. For example, you state that customers transitioned from treating customers commercially to enrolling in clinical trials, which do not produce revenue and you did not undertake any consulting engagements in 2025. Please revise your discussion with MD&A to clearly discuss known trends or uncertainties that have had or are reasonably likely to have a material impact on revenues or income. Include in your discussion how you expect these trends will impact future revenues. Refer to Item 303(b)(2) of Regulation S-K.

Results of Operations, Comparison of the Years Ended December 31, 2025, and 2024
Research and Development, page 62

20. We note that during 2025, you incurred research and development expense related to both the VISABL-AFL trial and the VISABL-VT trial. In addition, you incurred expenses related to product development efforts for next-generation products, including the second-generation consumable devices launched in mid-2025, as well as development activities for the MRI-guided endomyocardial biopsy devices and PFA research. Please revise to disclose the costs incurred during each period presented for each of your key research and development initiatives. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

Item 4. Security Ownership of Certain Beneficial Owners and Management., page 73

21. Please revise to disclose the natural persons holding beneficial ownership and/or control over K.A.H.R. Foundation, Hart Capital Partners, and Greencape Capital.

Consolidated Statements of Operations, page F-4

22. We note you separately present revenue related to products, services, and previously, consulting. Please revise to separately present cost of sales related to each revenue line item as required by Item 5-03(b)(2) of Regulation S-X.

Note 1. Summary of Significant Accounting Policies
Inventory, page F-9

23. We reference your long-term inventory, which is primarily raw materials at December 31, 2025. Revise to include additional disclosure about your policy, including the nature of the raw materials and your criteria for classification as long-term. Discuss the shelf-life associated with your raw materials and explain why you believe you will be able to realize the inventory prior to the expiration of the shelf life.

General

24. We note that you are voluntarily registering your Class A common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that your registration statement becomes effective automatically 60 days after its initial filing. Please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services